SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

OAO TECHNOLOGY SOLUTIONS, INC.

(Name of Subject Company (Issuer))

OAO TECHNOLOGY SOLUTIONS, INC.

TERRAPIN PARTNERS HOLDING COMPANY LLC

TERRAPIN PARTNERS SUBSIDIARY LLC

TP MERGER SUB, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

67082B 10 5

(CUSIP Number of Class of Securities)

David L. Rattner, Esq.

OAO Technology Solutions, Inc.

7500 Greenway Center Drive, 16th Floor

Greenbelt, Maryland 20770

Telephone: (301) 486-0400

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

William M. Rustum, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

Telephone: (212) 351-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not applicable	Not applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☒    issuer tender offer subject to Rule 13e-4.

☒    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the pre-commencement communications of an offer by OAO Technology Solutions, Inc., a Delaware corporation (“OAOT” or the “Company”), pursuant to an Agreement and Plan of Merger, dated as of November 5, 2003 (the “Merger Agreement”), between OAOT, Terrapin Partners Holding Company LLC, a Delaware limited liability company, Terrapin Partners Subsidiary LLC, a Delaware limited liability company, and TP Merger Sub, Inc., a Delaware corporation, to purchase any and all of its outstanding common stock, par value $0.01 per share, at a price of $3.15 per share, net to the seller in cash, without interest, as set forth in the press release attached as Exhibit 99.1. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

OAOT has not commenced the offer that is referred to in this communication. Upon commencement of such offer, OAOT, Terrapin Partners Holding Company LLC, Terrapin Partners Subsidiary LLC and TP Merger Sub, Inc. will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal, the Merger Agreement and other related documents. The Company’s stockholders are strongly encouraged to read the Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits, along with all other documents that are required to be filed with the Commission, will be available without charge at the Commission’s web site at www.sec.gov and will be delivered without charge to all stockholders of OAOT.

Item 12.    Exhibits.

Exhibit No. 99.1	Press Release dated November 5, 2003

Pursuant to General Instruction D to Schedule TO, no signature is required for the filing of pre-commencement communications.